UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(A)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FOOTHILL INDEPENDENT BANCORP

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

344905104

(CUSIP Number)

Jared M. Wolff
Executive Vice President, General Counsel and Secretary
First Community Bancorp
6110 El Tordo
P.O. Box 2388
Rancho Santa Fe, California 92067
Telephone: (310) 458-1531

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344905104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FIRST COMMUNITY BANCORP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒*

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,098,192**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,098,192**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4%**

14.	Type of Reporting Person (See Instructions) CO, HC

*              See Item 4.

**           Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreements described in Items 3, 4, 5 and 6 hereof.  Pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934 (the “Act”), neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

This Statement (the “Statement”) relates to the common stock, $0.001 par value per share, of Foothill Independent Bancorp (the “Company”), a corporation organized under the laws of the State of Delaware.  The Company’s principal executive offices are located at 510 South Grand Avenue, Glendora, California 91741.

Item 2.	Identity and Background

(a)-(c); (f) This Statement is filed by First Community Bancorp, a California corporation (“FCB”).  The principal business of FCB is operating as a bank holding company.  The address of FCB’s principal business and principal office is First Community Bancorp, 6110 El Tordo, P.O. Box 2388, Rancho Santa Fe, California 92067.

For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of FCB, Exhibit A, which is attached hereto and incorporated herein by reference, sets forth the following information: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

FCB may be deemed to be controlled for the purposes of Schedule 13D by the following entities and individuals: Castle Creek Capital Partners Fund I, LP, a Delaware limited partnership (“Fund I”); Castle Creek Capital Partners Fund IIa, LP, a Delaware limited partnership (“Fund IIa”); Castle Creek Capital Partners Fund IIb, LP, a Delaware limited partnership (“Fund IIb” and, together with Fund I and Fund IIa, the “Funds”); Castle Creek Capital LLC, a Delaware limited liability company and the sole general partner of the Funds (the “General Partner”); Eggemeyer Advisory Corp., a Delaware corporation and a controlling member of the General Partner (“EAC”); John M. Eggemeyer III, a California resident and the sole shareholder and president of EAC and the president of the General Partner (“Eggemeyer”); WJR Corp., a Delaware corporation and controlling member of the General Partner (“WJR” and , together with the Funds, the General Partner and EAC, the “Castle Creek Entities”); and William J. Ruh, a California resident and the sole shareholder and president of WJR and the executive vice president of the General Partner (“Ruh”).  Each of Eggemeyer and Ruh is a citizen of the United States.  The business address for each of Eggemeyer, Ruh and the Castle Creek Entities is 6051 El Tordo, Rancho Santa Fe, California 92067.  The principal business of the Castle Creek Entities is investment.  Eggemeyer, Ruh and the Castle Creek Entities each disclaim control of FCB.

(d)-(e) Neither FCB nor, to the knowledge of FCB, any of the individuals listed on Exhibit A, Ruh or any of the Castle Creek Entities has, during the past five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

George E. Langley, Carol Ann Graf, Casey J. Cecala III, William V. Landecena, Richard D. Galich, Orville L. Mestad, George Sellers, Douglas F. Tessitor, Max E. Williams (together, the “Shareholders”) and FCB entered into a Shareholder Agreement dated as of December 30, 2005 (described in Item 4 of this Schedule 13D and a form of which is attached hereto as Exhibit B) (the “Shareholder Agreements”) with respect to certain shares of the Company’s common stock beneficially owned by the Shareholders (the “Shares”).  No shares of the Company’s common stock were purchased by FCB pursuant to the Shareholder Agreements, and thus no funds were used for such purpose.  Exhibit B is specifically incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction

(a)-(j) The purpose of FCB’s entering into the Shareholder Agreements covering the Shares to which this Statement relates is to induce FCB to enter into and facilitate the adoption by the shareholders of the Company of the Agreement and Plan of Merger by and between FCB and the Company, dated as of December 14, 2005, incorporated by reference herein as Exhibit C (the “Merger Agreement”), pursuant to which the Company will be merged with and into FCB (the “Merger”).  Subsequent to the Merger, Foothill Independent Bank, a wholly owned subsidiary of the Company will merge with and into Pacific Western National Bank, a wholly owned subsidiary of FCB, or another wholly owned subsidiary designated by FCB.  Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

Pursuant to Instructions for Cover Page (2) to this Schedule 13D, the following is a description of the relationship among FCB and the Shareholders under the Shareholder Agreements, but is not an affirmation by FCB of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 or Rule 13d-5(b)(1) thereunder and FCB expressly disclaims the existence of any such group.  Pursuant to Rule 13d-4 of the Act, FCB disclaims beneficial ownership of the Shares.

As an inducement for FCB to enter into the Merger Agreement and in consideration thereof, each of the Shareholders entered into the Shareholder Agreements with FCB.  Pursuant to the Shareholder Agreements, each of the Shareholders has agreed, among other things, to vote or to cause to be voted all of the Shares of such Shareholder that are subject thereto (i) in favor of the adoption of the Merger Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except with the prior written consent of FCB, against the following actions (other than the Merger):  (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving the Company; (B) any sale, lease, transfer or disposition of a material amount of the assets of the Company; (C) any change in the majority of the board of directors of the Company; (D) any material change in the present capitalization of the Company; (E) any amendment of the Company’s articles of incorporation or bylaws; (F) any other change in the corporate structure, business, assets or ownership of the Company; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the contemplated economic benefits to FCB of the Merger and the transactions contemplated by the Merger Agreement.  Further, each Shareholder has agreed not to enter into any agreement, arrangement or understanding with any Person prior to the Termination Date (as defined in the Merger Agreement) to vote or give instructions, whether before or after the Termination Date, in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

Under the Shareholder Agreements, each of the Shareholders also has agreed not to (i) sell, transfer, convey, assign or otherwise dispose of any of his or her Shares without the prior written consent of FCB, other than Shares sold or surrendered to pay the exercise price of any Company Options or to satisfy the Company’s withholding obligations with respect to any taxes resulting from such exercise, or (ii) pledge, mortgage or otherwise encumber such Shares.

In addition, each Shareholder has agreed not to (directly or indirectly) initiate, solicit, encourage or facilitate any Acquisition Proposal (as defined in the Merger Agreement) from any Person.

The Shareholder Agreements will terminate upon the consummation of the Merger, except that if the Merger is not consummated, the obligations of the Shareholder thereunder will terminate upon the termination of the Merger Agreement in accordance with its terms.

The transactions contemplated by the Merger Agreement are summarized as follows:

Under the terms and subject to the conditions of the Merger Agreement, which has been approved by the Board of Directors of each of FCB and the Company, at the effective time of the Merger, FCB will acquire all of the outstanding common stock and options of the Company for $238 million in consideration consisting of FCB common stock for the outstanding common stock of the Company and cash for the Company stock options.  The transaction is intended to qualify as a tax-free transaction under Section 368(a) of the Internal Revenue Code, as amended.

The Merger Agreement provides a mechanism for determining an initial exchange ratio of approximately 0.4982 shares of FCB common stock for each Company share, based on the average closing price of FCB’s common stock over a 15 trading day measurement period preceding the signing of the Merger Agreement, which was $52.47 per share.  On the basis of that ratio, and assuming all currently outstanding Company options are cancelled for cash, each of the Company shareholders would receive approximately $26.14 in FCB common stock for each of their shares of the Company common stock.  The initial exchange ratio and the number of FCB shares that each of the Company shareholder will receive will adjust depending on the average closing price of FCB’s common stock over a final 15 trading day measurement period ending two trading days prior to the closing of the transaction, thereby fixing the total consideration to holders of the Company common stock and options at $238 million.  However, if FCB's average common stock price over the final measurement period is less than $45.91 per share, then the final exchange ratio would become fixed at approximately 0.5694 FCB shares for each Company share, and the value of the total merger consideration would decrease accordingly.  If, on the other hand, FCB’s average common stock closing price over that final measurement period is greater than $59.03 per share, the final exchange ratio would become fixed at approximately 0.4428 FCB shares for each Company share, and the value of the total merger consideration would increase accordingly.

Consummation of the Merger is subject to customary conditions, including among other things, approval of both parties’ shareholders and approval of the regulatory authorities. In addition, the Merger Agreement contains certain termination rights for both the Company and FCB and provides that, in the event the Merger Agreement is terminated under certain circumstances, as more fully described therein, the Company will be required to pay a termination fee equal to approximately three percent of the transaction value.

Furthermore, pursuant to the terms of the Merger Agreement, the directors of the Surviving Corporation (FCB) shall be the directors of FCB immediately prior to the effective time of the Merger and one director from the Company, George Langley, each to hold office until such time as their successors are duly elected and qualified.  The officers of the Surviving Corporation shall be the officers of FCB, each to hold office in accordance with the Articles of Incorporation and Bylaws of FCB.

The foregoing descriptions of the transactions contemplated by the Shareholder Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed or incorporated by reference hereto as Exhibits B and C, respectively.  Exhibits B and C are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Shareholder Agreements and the Merger Agreement, neither FCB nor, to the knowledge of FCB, any of the persons listed on Exhibit A, Ruh or any of the Castle Creek Entities has any present plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)      As a result of the Shareholder Agreements, FCB may be deemed to have beneficial ownership of an aggregate of 2,098,192 shares of the Company’s common stock, which constitutes, based on information provided by the Company and set forth in the Merger Agreement, approximately 24.4% of the outstanding common stock of the Company as of December 14, 2005.

Of this amount George Langley owns 375,514 shares of the Company’s common stock, representing 4.3% of the outstanding common stock of the Company as of December 14, 2005.

Carol Ann Graf owns 80,772 shares of the Company’s common stock, representing 0.9% of the outstanding common stock of the Company as of December 14, 2005.

Casey J. Cecala III owns 98,776 shares of the Company’s common stock, representing 1.2% of the outstanding common stock of the Company as of December 14, 2005.

William V. Landecena owns 575,624 shares of the Company’s common stock, representing 6.7% of the outstanding common stock of the Company as of December 14, 2005.

Richard D. Galich owns 215,672 shares of the Company’s common stock, representing 2.5% of the outstanding common stock of the Company as of December 14, 2005.

Orville L. Mestad owns 427,231 shares of the Company’s common stock, representing 5.0% of the outstanding common stock of the Company as of December 14, 2005.

George Sellers owns 84,672 shares of the Company’s common stock, representing 1.0% of the outstanding common stock of the Company as of December 14, 2005.

Douglas F. Tessitor owns 88,551 shares of the Company’s common stock, representing 1.0% of the outstanding common stock of the Company as of December 14, 2005.

Max E. Williams owns 151,380 shares of the Company’s common stock, representing 1.8% of the outstanding common stock of the Company as of December 14, 2005.

None of the entities or individuals named in Item 2 herein has sole or shared dispositive power over the Shares subject to the Shareholder Agreements and each disclaims any beneficial ownership of the Shares subject to the Shareholder Agreements.

Other than as provided in the first sentence of the first paragraph of this Item 5, neither FCB nor, to the knowledge of FCB, any of the persons listed on Exhibit A hereto, Ruh or any of the Castle Creek Entities owns or has any right to acquire, directly or indirectly, any shares of the Company’s common stock, except for Timothy B. Matz who beneficially owns 2,227 shares of the Company’s common stock.

Pursuant to the Shareholder Agreements, FCB may be deemed to have shared power to vote (i) 375,514 shares with George E. Langley; (ii) 80,772 shares with Carol Ann Graf; (iii) 98,776 shares with Casey J. Cecala III; (iv) 575,624 shares with William V. Landecena; (v) 215,672 shares with Richard D. Galich; (vi) 427,231 shares with Orville L. Mestad; (vii) 84,672 shares with George Sellers; (viii) 88,551 shares with Douglas F. Tessitor; and (ix) 151,380 Shares with Max E. Williams.  FCB, however, (i) is not entitled to any rights as a stockholder of the Company as to the Shares and (ii) disclaims any beneficial ownership of the Shares.

For information required by Item 2 relating to the Shareholders, Exhibit D, which is attached hereto and incorporated herein by reference, sets forth the following information: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  While FCB has no reason to believe that such information was not reliable as of its date, FCB only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information.  In addition, FCB makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Shareholders, which may affect the accuracy or completeness of such information.

(b)      Except with respect to the transactions contemplated by the Shareholder Agreements, the Merger Agreement and as set forth in this Statement, neither FCB nor, to the knowledge of FCB, any of the persons listed on Exhibit A, Ruh or any of the Castle Creek Entities has effected any transaction in the Company’s common stock during the past 60 days.  The descriptions of the transactions contemplated by the Shareholder Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed or incorporated by reference hereto as Exhibits B and C, respectively.  Exhibits B and C are specifically incorporated herein by reference in answer to this Item 5.

(c)      Except as set forth in this Item 5, no other person is known by FCB to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company’s common stock that may be deemed to be beneficially owned by FCB.

(d)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See “Item 4.  Purpose of Transaction” for descriptions of the Shareholder Agreements and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed or incorporated by reference hereto as Exhibits B and C, respectively.  Exhibits B and C are specifically incorporated herein by reference in answer to this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:

Directors and Executive Officers of FCB.

Exhibit B:

Form of Shareholder Agreement, dated as of December 30, 2005, between FCB and the Shareholders.

Exhibit C:

Agreement and Plan of Merger, dated as of December 14, 2005, by and between FCB and the Company (Exhibit 2.1 to the Company’s Form 8-K filed on December 19, 2005 and incorporated herein by this reference).

Exhibit D:

Certain Information Regarding the Shareholders.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST COMMUNITY BANCORP

January 9, 2006
Date
By: /s/ Jared M. Wolff
Signature

Jared M. Wolff Executive Vice President, General Counsel and Secretary
Name/Title

EXHIBIT INDEX

Exhibit A:

Directors and Executive Officers of FCB.

Exhibit B:

Form of Shareholder Agreement, dated as of December 30, 2005, between FCB and the Shareholders.

Exhibit C:

Agreement and Plan of Merger, dated as of December 14, 2005, by and between FCB and the Company (Exhibit 2.1 to the Company’s Form 8-K filed on December 19, 2005 and incorporated herein by this reference).

Exhibit D:

Certain Information Regarding the Shareholders.